SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 18, 2013
(Commission File No. 1-13202)

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated March 18, 2013: Nokia Siemens Networks publishing today its annual report 2012; includes financial information on a new standalone reporting format

Nokia stock exchange release dated March 18, 2013: Nokia Siemens Networks Finance B.V. announces the offering of EUR 600 million Senior Notes

PRESS RELEASE

March 18, 2013

Nokia Siemens Networks publishing today its annual report 2012; includes financial information on a new standalone reporting format

Report provides, on standalone basis, financial information for two operating segments: Mobile Broadband and Global Services

Report includes reiteration of Nokia Siemens Networks’ longer-term financial target and an estimate of mobile broadband market development for 2013

Nokia Corporation

Stock exchange release

March 18, 2013 at 15.30 (CET+1)

Espoo, Finland — Nokia announced that Nokia Siemens Networks is today publishing its annual report for 2012 that includes the Nokia Siemens Networks B.V. consolidated audited annual accounts, the review by the CEO and the review by the Board Chairman. The publication will be submitted to the Netherlands Trade Register and will be available shortly in pdf-format through http://www.nokia.com/financials and Nokia Siemens Networks’ Internet pages at http://www.nokiasiemensnetworks.com/about-us/company/financial.

Notable information

In this annual report, Nokia Siemens Networks reiterates that, longer-term, Nokia Siemens Networks continues to target for its non-IFRS operating margin to be between 5% and 10%.

Also, Nokia Siemens Networks notes in the Chairman’s review that Nokia Siemens Networks expects the mobile broadband market to be relatively flat in 2013, compared to 2012.

In the report, Nokia Siemens Networks discloses that, for financial reporting purposes on a standalone basis, it currently has two operating segments: Mobile Broadband and Global Services. Nokia Siemens Networks provides detailed disclosure of certain financial information for these operating segments including net sales and operating profit on a non-IFRS before specific items basis for 2012, 2011, and 2010. In 2012, Nokia Siemens Networks’ Mobile Broadband net sales were EUR 6.0 billion and operating profit non-IFRS before specific items was EUR 488 million, or 8.1% of net sales. In 2012, Nokia Siemens Networks’ Global Services net sales were EUR 6.9 billion and operating profit non-IFRS before specific items was EUR 332 million, or 4.8% of net sales. In 2011, Nokia Siemens Networks’ Mobile Broadband net sales were EUR 6.3 billion and operating profit non-IFRS before specific items was EUR 214 million, or 3.4% of net sales. In 2011, Nokia Siemens Networks’ Global Services net sales were EUR 6.7 billion and operating profit non-IFRS before specific items was EUR 229 million, or 3.4% of net sales. For Nokia Group financial reporting purposes Nokia Siemens Networks remains as one reportable segment.

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NON-IFRS BEFORE SPECIFIC ITEMS INFORMATION

This release includes information on a non-IFRS, or underlying business performance, basis that excludes specific items for all periods. In addition, such results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from the formation of Nokia Siemens Networks and from all business acquisitions. Nokia believes that these financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of business operating results. These financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to make the Windows Phone ecosystem a competitive and profitable global ecosystem that achieves sufficient scale, value and attractiveness to relevant market participants, making Nokia products with Windows Phone a competitive choice for consumers; 2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to produce attractive and competitive devices in our Mobile Phones business unit, including feature phones and devices with features such as full touch that can be categorized as smartphones, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 4) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 5) our ability to provide support for our Devices & Services business and maintain current and create new sources of revenue from our location-based service and commerce assets; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) the intensity of competition in the various markets where we do

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business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 9) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 10) the success of our partnership with Microsoft in connection with the Windows Phone ecosystem; 11) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses; 12) our ability to retain, motivate, develop and recruit appropriately skilled employees; 13) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 14) our ability to maintain and leverage our traditional strengths in the mobile products market, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the performance of the parties we partner and collaborate with, including Microsoft and our ability to achieve successful collaboration or partnering arrangements; 16) our ability to deliver our mobile products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 17) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 18) any actual or even alleged defects or other quality, safety and security issues in our products; 19) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 20) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and our operations; 22) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 23) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 24) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 25) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 26) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do business; 27) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements; 28) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 30) Nokia Siemens Networks’ success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 31) Nokia Siemens Networks’ ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 32) Nokia Siemens Networks’ success in implementing its restructuring plan and reducing its operating expenses and other costs; 33) Nokia Siemens Networks’ ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 34) Nokia Siemens Networks’ dependence on limited number of customers and large, multi-year contracts; 35) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements, including

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access to available credit under its financing arrangements and other credit lines as well as cash at hand; 36) the management of Nokia Siemens Networks’ customer financing exposure; 37) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

March 18, 2013

Nokia Siemens Networks Finance B.V. announces the offering of EUR 600 million Senior Notes

Nokia Corporation
Stock exchange release
March 18, 2013 at 15.45 (CET+1)

Nokia announced today that Nokia Siemens Networks Finance B.V., a wholly owned subsidiary of Nokia Siemens Networks B.V., announced the offer of EUR 600 million Senior Notes (the “Notes”).

The Notes will be guaranteed on a senior basis by Nokia Siemens Networks B.V. and Nokia Siemens Networks Oy. The net proceeds from the issuance and sale of the Notes will be used to prepay certain existing debt of Nokia Siemens Networks. The Notes will have terms and conditions commensurate with the high yield nature of these debt securities.

Nokia Siemens Networks is jointly owned by Nokia Corporation and Siemens AG and its financial results are consolidated by Nokia Corporation. Nokia has not guaranteed any of the Nokia Siemens Networks borrowings and thus they are non-recourse to Nokia.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements of the U.S. Securities Act.  The Notes are being offered only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act and outside the United States in accordance with Regulation S under the U.S. Securities Act.

Important Regulatory Notice

The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities.  This announcement does not constitute an advertisement for the purposes of the Prospectus Directive.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any Notes, nor will there be any sale of Notes referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale is not permitted.  The Notes may not be offered or sold in the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements of the U.S. Securities Act.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to make the Windows Phone ecosystem a competitive and profitable global ecosystem that achieves sufficient scale, value and attractiveness to relevant market participants, making Nokia products with Windows Phone a competitive choice for consumers; 2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to produce attractive and competitive devices in our Mobile Phones business unit, including feature phones and devices with features such as full touch that can be categorized as smartphones, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 4) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 5) our ability to provide support for our Devices & Services business and maintain current and create new sources of revenue from our location-based service and commerce assets; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 9) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 10) the success of our partnership with Microsoft in connection with the Windows Phone ecosystem; 11) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses; 12) our ability to retain, motivate, develop and recruit appropriately skilled employees; 13) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 14) our ability to maintain and leverage our traditional strengths in the mobile products market, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the performance of the parties we partner and collaborate with, including Microsoft and our ability to achieve successful collaboration or partnering arrangements; 16) our ability to deliver our mobile products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 17) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 18) any actual or even alleged defects or other quality, safety and security issues in our products; 19) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 20) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and our operations; 22) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 23) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 24) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 25) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 26) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do business; 27) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements; 28) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 30) Nokia Siemens Networks’ success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 31) Nokia Siemens Networks’ ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 32) Nokia Siemens Networks’ success in implementing its restructuring plan and reducing its operating expenses and other costs; 33) Nokia Siemens Networks’ ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 34) Nokia Siemens Networks’ dependence on limited number of customers and large, multi-year contracts; 35) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements, including access to available credit under its financing arrangements and other credit lines as well as cash at hand; 36) the management of Nokia Siemens Networks’ customer financing exposure; 37) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2013		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal